

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Amanda K. Maki
Lead Counsel – SEC & Reporting
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, TX 77010

> **Re:** **LyondellBasell Industries N.V.**
> **Registration Statement on Form S-4**
> **Filed May 17, 2012**
> **File No. 333-181503**

Dear Ms. Maki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

The Company, page 3

Recent Developments, page 4

1. In the second paragraph, you discuss the automatic release of the guarantees of "the notes and the 5% and 5.75% Notes." Please clarify whether "the notes" refers to the 6% Senior Notes due 2021, which are the notes covered by the registration statement.

Exhibit 5.1

2. On the second page of the opinion, we note counsel's statement that "no such assumption is made as to the Company regarding matters of the law of (i) the State of New York *that in our experience normally would be applicable to general business entities with respect*

to such agreement or obligation . . . ." (Emphasis added.) Please provide the basis for the carve-out under New York law or revise to remove the qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief